DAIMLER TRUCKS RETAIL TRUST 2022-1
Investor Report
Collection Period Ended   30-Jun-2024

Amounts in USD

Dates

Collection Period No.	21	
Collection Period (from... to)	1-Jun-2024	30-Jun-2024
Determination Date	11-Jul-2024	
Record Date	12-Jul-2024	
Distribution Date	15-Jul-2024	
Interest Period of the Class A-1 Notes (from... to)	17-Jun-2024	15-Jul-2024	Actual/360 Days	28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jun-2024	15-Jul-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	178,880,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	360,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	360,000,000.00	273,872,800.68	247,259,740.49	26,613,060.19	73.925167	0.686833
Class A-4 Notes	80,000,000.00	80,000,000.00	80,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**978,880,000.00**	**353,872,800.68**	**327,259,740.49**	**26,613,060.19**		

Overcollateralization	93,867,344.34	93,865,392.63	92,545,011.51	
Adjusted Pool Balance	1,072,747,344.34	447,738,193.31	419,804,752.00	
Yield Supplement Overcollateralization Amount	59,010,660.22	18,355,757.05	17,053,486.60	
Pool Balance	**1,131,758,004.56**	**466,093,950.36**	**436,858,238.60**	

	Amount	Percentage
Initial Overcollateralization Amount	93,867,344.34	8.75%
Target Overcollateralization Amount	93,865,392.63	8.75%
Current Overcollateralization Amount	92,545,011.51	8.63%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.070000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.230000%	1,193,628.96	3.315636	27,806,689.15	77.240803
Class A-4 Notes	5.390000%	359,333.33	4.491667	359,333.33	4.491667
Total		**1,552,962.29**		**28,166,022.48**	

Amounts in USD

Available Funds			**Distributions**	
Principal Collections	23,263,176.01		(1) Total Servicing Fee	388,411.63
Interest Collections	1,689,099.45		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	212,617.88		(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	418,489.00			
Purchase Amounts	2,860,598.01		(3) Interest Distributable Amount	1,552,962.29
Advances made by the Servicer	0.00		(4) Priority Principal Distributable Amount	0.00
Investment Earnings	110,453.76		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**28,554,434.11**		(6) Regular Principal Distributable Amount	26,613,060.19
Reserve Fund Draw Amount	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**28,554,434.11**		(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
			(9) Excess Collections to Certificateholders	0.00
			Total Distribution	**28,554,434.11**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	388,411.63	388,411.63	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,552,962.29	1,552,962.29	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	1,193,628.96	1,193,628.96	0.00
thereof on Class A-4 Notes	359,333.33	359,333.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	1,552,962.29	1,552,962.29	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	26,613,060.19	26,613,060.19	0.00
Aggregate Principal Distributable Amount	26,613,060.19	26,613,060.19	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,681,868.36
Reserve Fund Amount - Beginning Balance	2,681,868.36
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,878.46
minus Net Investment Earnings	10,878.46
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,681,868.36
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,878.46
Net Investment Earnings on the Collection Account	99,575.30
Investment Earnings for the Collection Period	110,453.76

Notice to Investors

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,131,758,004.56	6,504
Pool Balance beginning of Collection Period	466,093,950.36	3,774
Principal Collections	19,313,861.25	
Principal Collections attributable to Full Pay-offs	3,949,314.76	
Principal Purchase Amounts	2,828,074.07	
Principal Gross Losses	3,144,461.68	
Pool Balance end of Collection Period	436,858,238.60	3,633
Pool Factor	38.60%	

	As of Cutoff Date	Current
Weighted Average APR	5.07%	4.81%
Weighted Average Number of Remaining Payments	40.44	25.12
Weighted Average Seasoning (months)	16.34	35.09

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	413,070,120.28	3,495	94.55%
31-60 Days Delinquent	9,026,364.47	78	2.07%
61-90 Days Delinquent	13,662,151.90	46	3.13%
91-120 Days Delinquent	1,099,601.95	14	0.25%
Total	436,858,238.60	3,633	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	3.38%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	3,144,461.68	21	33,521,991.17	421
Principal Net Liquidation Proceeds	212,588.15		6,535,843.48	
Principal Recoveries	396,319.27		5,560,063.96	
Principal Net Loss / (Gain)	2,535,554.26		21,426,083.73	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	6.739%
Prior Collection Period	2.207%
Second Prior Collection Period	2.014%
Third Prior Collection Period	2.113%
Four Month Average	3.268%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.893%
Average Net Credit Loss/(Gain)	50,893.31

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | |
| | Cumulative Loss | | Delinquncies | | | Lifetime |
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.02%	0.07%	0.02%	- %	9.59%
2	0.11%	0.03%	0.24%	0.03%	0.01%	8.33%
3	0.17%	0.06%	0.24%	0.14%	0.02%	7.67%
4	0.26%	0.12%	0.51%	0.11%	0.11%	8.52%
5	0.33%	0.16%	0.64%	0.30%	0.03%	8.36%
6	0.46%	0.23%	0.98%	0.28%	0.05%	8.76%
7	0.67%	0.39%	0.64%	0.14%	0.14%	9.67%
8	0.87%	0.50%	0.71%	0.38%	0.11%	9.96%
9	1.00%	0.59%	0.76%	0.57%	0.14%	9.89%
10	1.05%	0.60%	0.90%	0.22%	0.30%	9.69%
11	1.32%	0.79%	1.14%	0.56%	0.11%	10.31%
12	1.41%	0.83%	1.26%	0.59%	0.45%	10.05%
13	1.60%	0.96%	0.78%	0.54%	0.41%	10.10%
14	1.75%	1.03%	1.63%	0.62%	0.32%	10.13%
15	2.02%	1.23%	1.24%	0.37%	0.26%	10.05%
16	2.22%	1.38%	1.29%	0.38%	0.20%	9.90%
17	2.33%	1.43%	2.11%	0.50%	0.21%	9.60%
18	2.45%	1.52%	2.61%	0.97%	0.16%	9.40%
19	2.56%	1.59%	2.12%	1.23%	0.51%	9.45%
20	2.68%	1.67%	4.27%	0.44%	1.26%	9.62%
21	2.96%	1.89%	2.07%	3.13%	0.25%	10.13%